# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 908 Devices Inc., CIK 0001555279
CUSIP: 65443P102
Title of class of securities: Common Stock par value $0.001 per share
Address of issuer's principal executive offices: 44 Third Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001072613-21-000077
Filed by CIK 0001402439

## Reporting persons
- ARCH Venture Fund VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,725,045; sole dispositive power 0; shared dispositive power 5,725,045; aggregate amount beneficially owned 5,725,045 (13.9% of the class)
- ARCH Venture Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,725,045; sole dispositive power 0; shared dispositive power 5,725,045; aggregate amount beneficially owned 5,725,045 (13.9% of the class)
- ARCH Venture Partners VII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,725,045; sole dispositive power 0; shared dispositive power 5,725,045; aggregate amount beneficially owned 5,725,045 (13.9% of the class)
- Keith Crandell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 99,832; shared voting power 5,725,045; sole dispositive power 99,832; shared dispositive power 5,725,045; aggregate amount beneficially owned 5,824,877 (14.1% of the class)
- Clinton Bybee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,725,045; sole dispositive power 0; shared dispositive power 5,725,045; aggregate amount beneficially owned 5,725,045 (13.9% of the class)
- Robert Nelsen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,725,045; sole dispositive power 0; shared dispositive power 5,725,045; aggregate amount beneficially owned 5,725,045 (13.9% of the class)

## Item 1. Issuer
Name of issuer: 908 Devices Inc.
Address of issuer's principal executive offices: 44 Third Avenue, Burlington, MA 01803

## Item 2. Person Filing
Name of person filing: ARCH Venture Fund VII, L.P. ("ARCH Venture Fund VII"); ARCH Venture Partners VII, L.P. ("AVP VII LP"); ARCH Venture Partners VII, LLC ("AVP VII LLC") (collectively, the "Reporting Entities" and individually, each a "Reporting Entity"); and Keith Crandell ("Crandell"), Robert Nelsen ("Nelsen") and Clinton Bybee ("Bybee") (collectively, the "Managing Directors" and individually, each a "Managing Director"). The Reporting Entities and the Managing Directors collectively are referred to as the "Reporting Persons". The Reporting Persons are filing this report with respect to shares of Common Stock, par value $0.001 per share (the "Common Stock") of 908 Devices Inc. (the "Issuer").
Address of principal business office or, if none, residence: 8755 W. Higgins Road, Suite 1025, Chicago, IL 60631
Citizenship: ARCH Venture Fund VII and AVP VII LP are limited partnerships organized under the laws of the State of Delaware. AVP VII LLC is a limited liability company organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ARCH Venture Fund VII is the record owner of 5,725,045 shares of Common Stock (the "Record Shares") as of June 30, 2026. AVP VII LP, as the sole general partner of ARCH Venture Fund VII, may be deemed to beneficially own the Record Shares. AVP VII LLC, as the sole general partner of AVP VII, may be deemed to beneficially own the Record Shares. As managing directors of AVP VII LLC, each Managing Director may also be deemed to share the power to direct the disposition and vote of the Record Shares.

In addition, as of June 30, 2026, Crandell is a holder of vested options to purchase 59,423 shares of Common Stock (the "Vested Option Shares"), 39,374 fully vested restricted stock units, and options to purchase 1,035 shares of Common Stock vesting within sixty days (the "Unvested Option Shares").

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.
Percent of class: The information required by Item 4(b) is incorporated by reference to Row 11 of the cover pages hereto. The percentage set forth on the cover sheet for each Reporting Person is based upon 41,333,705 shares of Common Stock outstanding as of August 7, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2026, and in the case of Crandell, assumes the issuance of the Vested Option Shares and the Unvested Option Shares.
Sole power to vote or to direct the vote: See row 5 of the cover pages.
Shared power to vote or to direct the vote: See row 6 of the cover pages.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages.
Shared power to dispose or to direct the disposition: See row 8 of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ARCH Venture Fund VII, L.P.: /s/ ARCH Venture Partners VII, L.P., its General Partner (08/14/2026)
- ARCH Venture Fund VII, L.P.: ARCH Venture Partners VII, LLC, its General Partner (08/14/2026)
- ARCH Venture Fund VII, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- ARCH Venture Partners VII, L.P.: /s/ ARCH Venture Partners VII, LLC, its General Partner (08/14/2026)
- ARCH Venture Partners VII, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- ARCH Venture Partners VII, LLC: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- Keith Crandell: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell (08/14/2026)
- Clinton Bybee: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Clinton Bybee (08/14/2026)
- Robert Nelsen: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen (08/14/2026)
Comment: This Schedule 13G was executed by Mark McDonnell pursuant to Powers of Attorney included as Exhibit 2 to the Form 13G relating to the beneficial ownership of shares of 908 Devices Inc. by the Reporting Persons filed with the Securities and Exchange Commission on February 4, 2021, and incorporated herein in its entirety by reference.